UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (National Securities Commission or “CNV”) dated January 16, 2018

Autonomous City of Buenos Aires, January 16, 2018

National Securities Commission

25 de Mayo 175

Autonomous City of Buenos Aires

RE: RELEVANT MATTER – Irrevocable Capital Contribution

To whom it may concern,

I am glad to address this Commission in order to inform you that on the date hereof, the Board of Directors of Grupo Supervielle S.A. approved an irrevocable capital contribution to be made to Cordial Compañía Financiera S.A. for an amount of AR$ 19,000,000 (Argentine Pesos Nineteen Million).

Without further ado, I greet you attentively.

Alejandra Naughton

Responsible for Market Relations

Grupo Supervielle S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: January 17, 2018	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer